AMENDMENT 1997-2
         TO THE INTERNATIONAL RECTIFIER CORPORATION
                    RETIREMENT SAVINGS PLAN


          WHEREAS, International Rectifier Corporation (this
"Corporation") maintains the International Rectifier Corporation
Retirement Savings Plan (the "Plan");

          WHEREAS, this Board of Directors deems it to be advisable, and in the best interests of the Corporation and its shareholders, that the Plan be amended (i) to reduce the maximum compensation deferral limit under the Plan from 20% to 15%, (ii) to provide that rollover contributions will not be accepted under the Plan from an employee until the employee is eligible to participate in the Plan, (iii) to increase the minimum benefit limit from $3,500 to $5,000, (iv) to clarify the 90-day waiting period that is imposed on certain Plan loans, and (v) to clarify the limitations on the amounts of Plan loans; and

          WHEREAS, this Board of Directors has the right to amend the Plan pursuant to Section 8.1 thereof;

          NOW, THEREFORE, BE IT RESOLVED, that the Plan is hereby amended as follows:

          1. The first sentence of Section 3.2(a) of the Plan is amended, effective as of January 1, 1998, to read as follows:

     "Subject to the limitations in Sections 3.1, 3.6, 3.7 and 4.1, each Participant may elect Compensation
     Deferrals, in the manner prescribed by the Committee, in whole percentages from 2% to 15%."

          2.   Effective January 1, 1998, Section 3.5(c) of the
Plan is deleted in its entirety and Section 3.5(a) of the Plan is amended to read as follows:

     "A Participant who, as a result of a termination of employment, disability or attainment of age 59-1/2, has received a distribution from a plan which meets the requirements of Section 401(a) of the Code may, in accordance with procedures approved by the Committee, transfer the distribution received from the other plan to the Trust; provided that the distribution is eligible for rollover treatment and exclusion from the gross income of the Participant in accordance with Section 402(c) of the Code."

          3. The first sentence of Section 6.1(d) of the Plan is amended, effective as of January 1, 1998, to read as follows:

     "If the nonforfeitable balance in the Participant's Accounts exceeds $5,000, distribution shall be made upon a Break in Employment as soon as practicable after the Participant consents to a distribution of the nonforfeitable balance of his Accounts in writing."

          4. Section 9.11(b)(3) of the Plan is amended, effective January 1, 1997, to read as follows:

     "No more than one loan may be outstanding to a Participant at any one time and a Participant shall not be granted a new loan during the 90-day period following the date on which a prior loan is repaid."

          5. Section 9.11(b)(1)(B) of the Plan is amended, effective January 1, 1997, to read as follows:

     "50% of the value of the vested balance of the Participant's
     Accounts;"

          IN WITNESS WHEREOF, this Board of Directors has caused this Amendment 1997-2 to be executed on its behalf by the undersigned duly authorized officer of the Corporation on this 24th day of November, 1997.


                              INTERNATIONAL RECTIFIER CORPORATION

                              By: /s/ Michael P. McGee
                                  ------------------------
                              Print Name: Michael P. McGee